

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

John Johnson
Chief Financial Officer
Evolent Health, Inc.
1812 N. Moore Street
Suite 1705
Arlington, VA 22209

      Re: Evolent Health, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-37415

Dear John Johnson:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services